

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via E-mail
Michael H. McGarry
President
Eagle Spinco Inc.
One PPG Place
Pittsburgh, PA 15272

>   **Re: Eagle Spinco Inc.**
>   **Registration Statement on Form S-4/S-1**
>   **Filed September 5, 2012**
>   **File No. 333-183727**

Dear Mr. McGarry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please ensure consistency of disclosure throughout the documents filed on behalf of Eagle Spinco Inc., PPG Industries, Inc. and Georgia Gulf Corporation. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable. This will eliminate the need for us to repeat similar comments.

2.   As structured, unless the upper limit is in effect and there is a Mandatory Extension, the final exchange ratio will be made known to the PPG shareholders on the expiration date. In light of the requirements of the Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please demonstrate to us how you intend to comply with these rules' requirements and inform us of your intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer. We may have further comments upon review of your response.

3. Supplementally, please tell us under what exemption the issuance of Splitco's Debt Securities to PPG is being made.

4. You disclose that in the event the exchange offer is undersubscribed, any remaining shares of Splitco common stock owned by PPG will be distributed on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after the consummation of the exchange offer. It appears that in the event of a distribution of any outstanding shares of Splitco common stock to the PPG shareholders via a spin-off, PPG should be identified as an underwriter as such term is defined in Section 2(a)(11) of the Securities Act. In this regard, we also note the Commission's guidance in Section B.5 of Staff Legal Bulletin No. 4 (CF) dated September 16, 1997. Please revise your disclosure accordingly.

5. We will process this filing without material information related to the exchange offer. Since disclosure such as the value per share of Splitco common stock received in the exchange, or the upper limit with respect to the number of shares of Splitco common stock that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. In addition, please confirm your understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

6. Please provide the audited financial statements of the registrant (balance sheet) in your next amendment.

Registration Statement Cover Page

7. Please revise your disclosure to indicate that the approximate date of commencement of proposed sale of securities to the public will be as soon as possible following the effective date of the registration statement and satisfaction or waiver of all other conditions to the consummation of the exchange offer.

8. Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

Calculation of Registration Fee Table

9. Please revise footnote (1) disclosure to correct the reference to Rule 416 under the Securities Act of 1933.

Prospectus Cover Page

10. Please provide disclosure similar to the one provided on page 4 of the registration

statement that explains that the PPG shareholders who participate in the exchange offer will be receiving Splitco common stock at a discount to the per-share value of Georgia Gulf Common Stock.

11.   Please revise disclosure in the second paragraph to clarify that each share of Splitco common stock immediately outstanding before the merger will be converted into a right to receive in the aggregate a number of shares of Georgia Gulf common not greater than 35,200,000 shares of Georgia Gulf common shares.

12.   The disclosure at the end of the third paragraph contemplates a "voluntary extension following a Mandatory Extension." We are unable to locate in the filing disclosure related to this voluntary extension. Please advise or revise.

Summary, page 16

The Transactions, page 17

13.   Please explain what constitutes "the time of determination" in the last sentence of the last paragraph on page 17.

Conditions for Consummation of this Exchange Offer, page 23

14.   We note that the conditions to the consummation of the exchange offer listed on page 70 differ from the conditions listed here. We note in particular, the lack of the registration statement being declared effective as a material condition to the exchange offer. Please revise your disclosure accordingly.

This Exchange Offer, page 57

15.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

16.   With a view towards disclosure please tell us how the parties arrived at the upper limit with respect to the number of Splitco common stock to be issued in the exchange offer. To the extent that this upper limit represents a minimum/maximum value of the shares of Georgia Gulf to be received in the merger, please disclose this value.

Extension; Termination; Amendment, page 69

Extension, Termination or Amendment by PPG, page 69

17.   We note your disclosure in the third paragraph. Please revise your disclosure to clarify
        that your obligation to extend the offer period so that at least five business days remain in
        the offer following notice of the material change, encompasses also a waiver of a material
        condition.

Conditions for Consummation of this Exchange Offer, page 70

18.   Refer to the penultimate paragraph on page 71 relating to PPG's failure to exercise its
        rights to waive an offer condition. Note than when a condition is triggered and you
        decide to proceed with the offer anyway, we believe that this constitutes a waiver of the
        triggered condition. Depending on the materiality of the waived condition and the
        number of days remaining in the offer, you may be required to extend the offer and re-
        circulate new disclosure to the shareholders. You may not, as this language seems to
        imply, simply fail to assert a triggered offer condition and thus effectively waive it
        without officially doing so. Please confirm your understanding in your response letter.

The Separation Agreement, page 157

19.   Please delete the statement in the second paragraph of this section that shareholders
        should not rely on general descriptions of assets and liabilities in the Separation
        Agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
Steven A. Rosenblum, Esq.
Ronald C. Chen, Esq.
Wachtell, Lipton, Rosen & Katz